ALPHARX, INC.
200-168 Konrad Crescent
Markham, Ontario, Canada

November 17, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re:     AlphaRx, Inc.
           Form SB-2/A
        Commission File No. 333-118852
           Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby requests the immediate withdrawal of its SB-2/A Registration Statement (File No. 333-118852), together with all exhibits thereto (collectively, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on November 12, 2004.

The reason for such withdrawal is that the Company will be filing this as a Post Effective Amendment.

Accordingly, we request an order granting the withdrawal of the subject filing be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Marcel Urbanc, Chief Financial Officer at (905) 479-3245.

Sincerely,

AlphaRx, Inc.

By: /s/ Marcel Urbanc
             Marcel Urbanc
             Chief Financial Officer